[Greenberg Traurig, LLP Letterhead]

September 4, 2014

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jennifer Gowetski – Senior Counsel

Re:	Reven Housing REIT, Inc.

Registration Statement on Form S-11

Filed May 27, 2014

File No. 333-196282

Dear Ms. Gowetski:

On behalf of Reven Housing REIT, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the Company’s Registration Statement on Form S-11 (“Amendment No. 1”).

This letter provides responses to the comments received on June 23, 2014 from the staff of the Division of Corporation Finance of the Commission (the “Staff”), relating to the Company’s Registration Statement filed on May 27, 2014 (the “Registration Statement”). Amendment No. 1 reflects revisions to the Registration Statement in response to the Staff’s comments.

General

1.	We note the graphics and photographs following the cover page as well as the photographs on page 80. Please confirm that all of the photographs are of properties that you own or remove such artwork. Please note that it is generally inappropriate to include pictures that are not of your own products or services. In addition, please provide us with copies of any other graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Ms. Jennifer Gowetski
September 4, 2014

Response:

In response to the Staff’s comment, the Company has revised the graphics and photographs following the cover page of the Registration Statement and advises the Staff that all of the photographs are of properties owned by the Company. Additionally, in response to the Staff’s comment, the Company advises the Staff that the photographs on page 92 of Amendment No. 1 are also of properties owned by the Company. The Company advises the Staff that it does not presently intend to use any other graphics, maps, photographs, or related captions or other artwork in the prospectus. Should that change, the Company will provide any such materials, including any logos, to the Staff for review prior to inclusion in any preliminary prospectus to be distributed to prospective investors.

2.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement including, but not limited to, market research data prepared by The London Group Realty. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement, other than such materials produced by The London Group Realty, was not prepared for or commissioned by the registrant or its affiliates.

Response:

In response to the Staff’s comment, the Company has compiled the documentation supporting all of the quantitative and qualitative business and industry data used in the Registration Statement. The Company has highlighted the specific portions of such documentation upon which it has relied in making the corresponding disclosures in Amendment No. 1. The Company has mailed this documentation to the Staff in paper form pursuant to Rule 418 under the Securities Act. Additionally, the Company hereby confirms to the Staff that it has not included any third party data in Amendment No. 1 other than the materials produced by The London Group Realty Advisors.

3.	We note that you intend to elect to be taxed as a REIT and it appears that you have not yet identified assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5, including cover risk factor disclosure and prior performance, or advise us why this is not appropriate. See Securities Act Release 33-6900.

Ms. Jennifer Gowetski
September 4, 2014

Response:

The Company advises the Staff that the Company does not believe this offering should constitute a “blind-pool” offering because the Company had existing operations and assets prior to the commencement of this offering. As provided in Amendment No. 1, the Company has presented two years of audited financial statements and property operating data. Additionally, the total assets of the Company prior to the commencement of this offering will represent a material portion of the total assets of the Company after the completion of this offering. As of June 30, 2014, the Company had total assets of approximately $24.2 million, which assets, assuming that the total offering amount of $25,000,000 (assuming no exercise of the over-allotment option described on the front cover page of the prospectus) is sold to the public, will represent approximately 50% of the total assets of the Company after completion of this offering.

The Company also advises the Staff that it expects it will have identified assets that it intends to acquire with the net proceeds of this offering prior to the commencement of this offering, which assets, if so identified, will be reflected in the next amendment to the Registration Statement.

4.	Please refer to Item 11(d) to Form S-11 and revise your disclosure to identify your promoters or tell us why you are not required to do so.

Response:

In response to the Staff’s comment, the Company advises the Staff that the Company was originally incorporated on April 26, 1995, in the State of Colorado, as described in the Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 54 of Amendment No. 1, and as such, was not organized within the last five years. Because the requirement that the registrant was organized within the last five years is a condition for the applicability of Item 11(d) to Form S-11, the Company respectfully advises the Staff that it therefore does not believe Item 11(d) to Form S-11 is applicable to the Company and no disclosure regarding promoters is required.

Furthermore, while Chad M. Carpenter, the Company’s current Chairman of the Board, President and Chief Executive Officer, acquired a majority of the then issued and outstanding of the Company’s common stock in July 2012 from certain shareholders of the Company, the purchase transaction was negotiated at arms’ length pursuant to which Mr. Carpenter paid cash to the sellers. Mr. Carpenter did not receive any consideration for services and/or property in connection with the change of the Company’s business to its current real estate business shortly after his acquiring control of the Company. Mr. Carpenter receives compensation as an executive officer of the Company pursuant to the terms of his employment agreement.

Ms. Jennifer Gowetski
September 4, 2014

For the foregoing reasons, the Company respectfully advises the Staff that it does not believe disclosure pursuant to Item 11(d) to Form S-11 is required.

5.	On page 5, you disclose that you entered into a portfolio purchase agreement for properties in Jacksonville, Florida and a portfolio purchase agreement for properties in Memphis, Tennessee. Please provide to us management’s analysis of the probability of these acquisitions including management’s historical rate of closing such acquisitions. Additionally, please tell us if any of these agreements can be terminated by the registrant with minimal or no penalty, and tell us the terms of such termination clause. If management determined that these acquisitions are probable, please tell us why Rule 8-06 financial statements have not been provided and why these are not reflected in the Rule 8-05 pro forma financial information. If management determined that these acquisitions are not probable, please revise your disclosure to specifically state this assessment.

Response:

In response to the Staff’s comment, the Company advises the Staff that the portfolio purchase agreements that the Company has executed for its portfolio acquisitions to date, including those for the Jacksonville and Memphis acquisitions, all provided for a due diligence period of typically 30 to 60 days commencing on the effective date of the purchase agreement during which the Company may conduct its due diligence and examination of the properties prior to electing whether to purchase all of the portfolio properties subject to the purchase agreement, a select portion of the properties or none of the properties. The Company may terminate a purchase agreement for any or no reason prior to the expiration of the due diligence period without any penalty by providing written notice to the seller, and any purchase price deposits made by the Company would then be returned to the Company in full. Because the Company required the time provided by the due diligence period to conduct its due diligence on the properties in order to elect whether to purchase the properties in Jacksonville and Memphis, respectively, and the Company had not yet selected which specific properties that it would purchase, if any, the Company did not deem the acquisitions probable at the time of the filing of the Registration Statement.

The Company advises the Staff that the referenced acquisitions of the portfolio properties in Jacksonville, Florida, and Memphis, Tennessee, were consummated on July 7, 2014 and July 28, 2014, respectively. Accordingly, the Company has revised the Registration Statement to provide audited financial statements and pro forma financial information for the acquisitions. Please refer to pages F-27 to F-38 of Amendment No. 1. The Company further advises the Staff that the financial information provided in Amendment No. 1 with respect to the Jacksonville and Memphis acquisitions is the same type of financial information that it has previously provided with respect to its other portfolio acquisitions, such as the acquisitions in Georgia and Texas the Staff referenced in Comment #6 below. Please see the Company’s response to Comment #6 below for an explanation of the Company’s basis for the financial information it provided for Jacksonville and Memphis, as well as the information included in the Form 8-K/A filings that the Company made on January 23, 2013, January 6, 2014 and April 14, 2014, as noted in the Staff’s Comment #6.

Ms. Jennifer Gowetski
September 4, 2014

6.	For the 2012, 2013 and 2014 acquisitions of the nine residential homes in Georgia and the 168 residential homes in Texas, please tell us how you determined it was not necessary to provide the information required by Rule 8-06 of Regulation S-X in this filing. Also, please explain your basis for the information included in the Form 8-K/A filings that you made on January 23, 2013, January 6, 2014 and April 14, 2014.

Response:

In response to the Staff’s comments regarding the information required by Rule 8-05 and Rule 8-06 of Regulation S-X, the Company respectfully advises the Staff that it believes it is practically impossible and not feasible for the Company to obtain historical data with respect to its portfolio acquisitions to date in order to provide audited income statements pursuant to Rule 8-06 and pro forma information pursuant to Rule 8-05. Furthermore, the Company advises the Staff that it believes the financial information it has provided with respect to its portfolio acquisitions is helpful and meaningful to current and potential investors and respectfully requests the Staff to consider and accept the Company’s explanation and response set forth herein.

First, this response will provide certain background information on the Company’s business and the single-family rental, or SFR, asset class, as the Company believes this information will be helpful for the Staff’s consideration of the Company’s response. Historically, companies acquiring SFRs and engaged in the SFR sector have largely been smaller, private companies, or “mom and pop” businesses. Only recently has SFR emerged as an institutional asset class, with public companies, such as the Company, beginning to enter the SFR space and engage in the acquisition and operation of single-family homes as rental properties. The profile of the SFR portfolio seller from whom the Company has acquired properties to date, and from whom the Company will continue to purchase in accordance with its business plan, is the traditional “mom and pop” local business which buys empty homes from homeowners and/or foreclosed homes from lenders. The Company acquires its properties by selecting specifically identified homes from the seller’s portfolios; the Company does not purchase the entire portfolio of the seller’s homes. Below are the primary challenges that the Company has found in terms of obtaining and gathering historical financial information regarding the homes that the Company acquired from each such seller:

Ms. Jennifer Gowetski
September 4, 2014

•	These sellers do not track income and expenses by each home separately.

•	These sellers do not maintain books and records segregated by each home, and the Company believes it is practically impossible and not feasible to go back and recreate accurate books and records to audit only the homes selected by the Company for purchase and obtain expense data from the previous homeowners and/or lenders during their hold periods because that information does not exist.

•	Due to the relatively small size of these sellers and the private nature of their businesses, they do not have audited financials prepared, nor do they provide information on an asset-by-asset level. They also cannot recreate their historical financials accurately because they have not kept accurate asset-by-asset expenses.

•	Due to the poor, disordered or nonexistent recordkeeping, the Company believes it is practically impossible to produce and conduct accurate audits of the income statements.

•	These sellers are smaller, private parties who generally purchase vacant or foreclosed homes that need significant repairs and renovations and the sellers then resell these assets over a relatively short time period. Thus, almost all costs are capitalized by these sellers and incorporated into the assets basis as opposed to reflected into revenue or expense reports.

In short, the financial information for each home that the Company has purchased necessary for producing accurate historical income statements in accordance with Rule 8-06 does not exist and it is practically impossible to accurately recreate and audit such financial information.

Ms. Jennifer Gowetski
September 4, 2014

The following sets forth the details and difficulties that the Company has encountered with respect to each of the Company’s portfolio acquisitions to date:

Jacksonville, Florida

The purchase involved one purchase agreement with seven separate selling entities. Consistent with the explanations above, the Company only purchased select homes from these entities as the Company required that the homes be recently refurbished, have no major deferred repair requirements, and be occupied by tenants with leases that meet the Company’s return parameters. Management has had significant discussions with the sellers of the Jacksonville portfolio relating to the preparation of historical financial information and the availability of such information for audit purposes. The sellers did not have previously performed audits nor did the sellers maintain historical information on a home-by-home basis for the select homes that the Company purchased, and therefore the Company has been unable to obtain the historical operating data necessary to produce the income statements pursuant to Rule 8-06 to enable the audit of the historical financial information.

Most of these homes were owned for short periods by the selling entities as the sellers purchased vacant homes from home owners and/or foreclosed homes from banks, and then proceeded to enter into significant repairs and renovations prior to then entering into leases with tenants for the homes during the holding periods of the homes prior to the sale to the Company. In addition, please note that even if the separate historic information were available for these homes, it would not be applicable to future financial results as many of the homes were recently acquired by the sellers and immediately repaired and renovated and thus not leased during the duration of the prior year. Therefore their historical financial results were not meaningful to the Company’s future operations as the refurbishing, repair and lease costs would not be incurred again by the Company. The Company underwrites these purchases based on the rental revenue per the current lease agreement, expected property tax assessment, the Company’s property insurance contract rate, and the contracted property management fee and agreement with the outside property manager for the properties. These factors will be different than what the previous owner experienced due to their renovation, leasing activities and internal property management costs. Thus, even if this information were available on a home-by-home basis for the select properties purchased, the results would need significant adjustments in order to provide meaningful pro forma information pursuant to Rule 8-05.

Memphis, Tennessee

The Company purchased these homes from four separate selling entities via two separate purchase and sale agreements. Management also had significant discussions with these sellers relating to the preparation of historical financial information and the availability of such information for audit purposes. The historical information for this portfolio also does not exist for the specific assets for the same reasons as mentioned above relating to the Jacksonville portfolio. Additionally, management has determined that even if that information did exist, it would not be applicable to the future expected operating results of the homes purchased.

Ms. Jennifer Gowetski
September 4, 2014

Atlanta, Georgia, and Houston, Texas

During the Company’s discussions with the sellers of the Atlanta, Georgia homes and the Houston, Texas homes, respectively, it was discovered that historical audits and the information necessary to perform historic audits did not exist. Similarly with the sellers of the other portfolios, this was due to the Company only purchasing specifically selected assets of the sellers and the sellers’ practice of commingling the financial information and results of the homes, and not maintaining the applicable separate operating results for the assets due to the fact that their primary business was the renovation, repair and resale of residential homes.

In light of the Company’s inability to obtain historical financial information for the acquisitions of the residential homes, management elected to provide an audited balance sheet as of the date of acquisition for each portfolio as included in the Form 8-K/A filings made on January 23, 2013, January 6, 2014, April 14, 2014, August 19, 2014 and August 28, 2014, as well as in Amendment No. 1 for the Jacksonville and Memphis portfolios. Additionally, the Company presented the pro forma results of operations for the periods presented based on management’s experience in the industry, expectations of the expenses to be incurred and the leases in place at the time of acquisition. The information filed previously regarding these acquisitions has proven to be representative of the Company’s actual results to date for these assets. With respect to the Jacksonville and Memphis portfolios, the Company has provided in Amendment No. 1 pro forma estimates of the results of operations. These pro forma estimates of the results of operations are based on the current lease agreements in existence at the time of purchase, the current property tax expenses, the contractual property insurance rates, and management’s estimates relating to future repairs, turnover, and leasing expenses for these properties based on their experience in the SFR industry. The Company believes that by providing this information, the Company has provided the best information it has available to reflect the effect on operations of these purchased assets. Management believes these estimates will closely represent the expected financial results and performance of the Company’s operation of these single-family rentals.

Ms. Jennifer Gowetski
September 4, 2014

The Company respectfully advises the Staff that it does not believe the sellers’ past expense history is meaningful to the Company’s future expense expectations as the sellers’ operations are significantly different from the Company’s operations. The sellers are in the business of renovating, improving, and then selling the assets. The Company is interested in the long-term rental revenue generated by the assets. The sellers typically did not operate the specific assets purchased as a rental for a meaningful time period. The Company underwrites the revenue based on the lease agreements in place but must also underwrite the other operating expenses based on the Company’s agreements with its vendors. For example, the Company has its own insurance provider and retains third-party property managers and thus has separate agreements for those costs. The Company has also determined the prior capital invested to fix and lease each home is not relevant to the anticipated future cash flows. The Company believes that what is relevant and accurate is the projected income from the new short-term leases and the actual and projected expenses.

Furthermore, the Company believes that it would not be obligated to provide historical operating information if it had purchased vacant homes directly from banks or homeowners. It is the Company’s understanding that the applicability of Rule 8-05 and Rule 8-06 to the Company’s acquisitions is due to the Company’s acquisition criterion that a lease be in place, even though the acquired leases are generally one-year or month-to-month. As part of its business plan and in accordance with its acquisition criteria, the Company generally only purchases homes with leases in place to minimize future holding costs and to quantify any lease revenue uncertainties on purchases.

In view of the above explanation, the Company respectfully requests the Staff to consider and accept the financial information the Company has provided in its Form 8-K/As and the Registration Statement as satisfactory in lieu of the financial information required by Rule 8-05 and Rule 8-06. In the event the Staff has further questions or would like to discuss the financial information provided, please advise and the Company will endeavor to address or answer any such requests.

Prospectus Summary, page 1

Our Company, page 1

7.	We note your disclosure on pages 1 and 53 that your portfolio properties are currently 96% leased. We further note your disclosure on page 5 that your properties in Houston, TX are 95% leased and your properties in Atlanta, GA are 66% leased. Please revise for consistency or explain.

Ms. Jennifer Gowetski
September 4, 2014

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to consistently reflect that its portfolio properties are currently 98% leased. Please refer to pages 1, 54 and 86 of Amendment No. 1. In addition, the tables disclosed on pages 5-6 and 90-91 of Amendment No. 1 reflect the percent of homes leased in each Metropolitan Statistical Area in which the Company owns properties and a total weighted average of that data.

8.	We note your primary business strategy of acquiring portfolios of stabilized or leased SFRs at a discount to replacement cost. Please revise to briefly describe how you determine the discount to replacement cost.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to briefly describe how it determines the discount to replacement cost. Please refer to pages 1, 54 and 86 of Amendment No. 1.

Our Structure, page 7

9.	Please revise your organizational structure chart to disclose the percentage ownership of each of the insiders in Reven Housing REIT, Inc. when known.

Response:

In response to the Staff’s comment, the Company has revised the organizational structure chart in the Registration Statement to disclose the percentage ownership of each of the Company’s insiders. Please refer to page 9 of Amendment No. 1.

Summary Risk Factors, page 8

10.	We note you list 32 summary risk factors. Please revise your summary risk factor section to highlight the most important risks and more specifically describe and quantify each significant risk.

Response:

In response to the Staff’s comment, the Company has revised the summary risk factors section to highlight those factors that the Company has identified as the most significant and to more specifically describe the risks. In such revision, the Company also organized the summary risk factors in descending order starting with the risk factors that it considers the most significant in an attempt to highlight the most important risks for prospective investors in a concise and logical manner. Please refer to pages 9-10 of Amendment No. 1. The Company respectfully advises the Staff that it believes the revised summary risk factors section sufficiently satisfies the requirements of Item 3 to Form S-11 and Item 503 of Regulation S-K.

Ms. Jennifer Gowetski
September 4, 2014

Our Tax Status, page 11

11.	Please tell us and revise your filing to disclose if you expect to pay a purging distribution in conjunction with your REIT election. To the extent you expect to pay a purging distribution, please disclose the estimated amount. To the extent you do not expect to pay a purging distribution, please tell us how you made that determination.

Response:

In response to the Staff’s comment, the Company advises the Staff that in connection with Mr. Chad Carpenter’s acquisition of a majority of the Company’s then issued and outstanding common stock in July 2012, an international audit firm was engaged to conduct certain tax due diligence review work, including a calculation of the Company’s earnings and profits (“E&P”). The audit firm issued a report, dated June 25, 2012, estimating a deficit in E&P of $15,623 as of December 31, 2011. The Company subsequently acquired rental real estate assets and has incurred losses to date. Based on this activity, the Company’s outside tax accountant estimates the cumulative E&P deficit through December 31, 2013 to be in the range of $600,000-$700,000. Based upon this analysis, the Company has determined that it did not have any accumulated E&P as of December 31, 2013, and accordingly it does not intend to make any purging distribution in 2014.

Risk Factors, page 16

“The availability and timing of our anticipated cash distributions are uncertain,” page 37

12.	We note your disclosure on pages 10 and 11 that you may use the proceeds from this offering to make distributions and that you currently estimate that 100% of your distributions may represent a return of capital. Please revise this risk factor to affirmatively state, if true, that you will use proceeds from this offering to make distributions and that you currently estimate that 100% of your distributions may represent a return of capital. Please also revise in your related summary risk factor and page 46, as applicable.

Ms. Jennifer Gowetski
September 4, 2014

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to affirmatively state its intention to use the proceeds from this offering to fund any difference between the planned quarterly distributions and the funds generated by operations necessary to make distributions to its shareholders. Please refer to pages 10, 11, 38, 39 and 47 of Amendment No. 1.

“Certain of our existing stockholders affiliated with Mr. Xiaofan Bai have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders” page 38

13.	We note your disclosure that three of your shareholders who are affiliated with Mr. Xiaofan Bai will still represent a significant concentration of ownership in your company after this offering. Please revise to discuss the additional risks associated with this concentration of ownership, including the impact sales of such shares could have on the market price of your common stock following the close of this offering.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to discuss additional risks associated with the concentration of ownership of the Company’s outstanding voting securities, including the impact that sales of shares of the Company’s common stock could have on the market price of the Company’s common stock following the close of this offering. Please refer to page 39 of Amendment No. 1.

Use of Proceeds, page 45

14.	Please tell us and disclose if you have specifically identified any single-family homes to purchase with the net proceeds of this offering.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has not yet, as of the date of this letter, specifically identified any single-family homes to purchase with the net proceeds of the proposed offering. However, the Company expects that it will have identified single-family homes prior to the commencement of this offering that it intends to purchase with the net proceeds of this offering, which assets, if so identified, will be reflected in the next amendment to the Registration Statement.

Ms. Jennifer Gowetski
September 4, 2014

Distribution Policy, page 46

15.	Please revise your distribution table to start with pro forma net income on a trailing 12 month basis (i.e. Pro forma net income, for the twelve months ended March 31, 2014).

Response:

The Company advises the Staff that it has revised the pro forma information to update the financial information through June 30, 2014. In response to the Staff’s comment, the Company has revised the distribution table to correspondingly present pro forma net loss on a trailing 12 month basis for the period ending June 30, 2014. Please refer to page 48 of Amendment No. 1.

16.	You state on page 46 that your estimate includes adjustments for recurring capital expenditures and amounts estimated for leasing commissions and tenant improvements for renewing space. Please revise your disclosure to address these adjustments and the basis for the amounts, if applicable. Also, advise us of your consideration of new leases, lease expirations, and renewals when preparing this table. We may have further comment.

Response:

In response to the Staff’s comment, the Company has revised its presentation of cash flow available for distribution to include a reserve for future capitalizable expenditures to provide for a reserve for larger repair and improvement costs that will require capitalization as opposed to expense treatment.

The Company also advises the Staff that, as outlined in the Company’s Form 8-K/A filings relating to its home acquisitions, the Company has included leasing and turnover costs in the property expense calculations. These costs and expenses have been calculated based on approximately 30% of the homes requiring new tenants each year due to non-renewal of current tenants. These estimated costs include per home lease commissions at approximately 50% of one-month’s rent and repairs not covered by security deposits of approximately $1200. Due to the fact that the renewals are generally short term leases of one year and the relatively low amount of costs incurred per property on extension, the Company has shown these costs as being expensed currently each period. For example, from the Company’s Form 8-K/A filings, the Houston portfolio is shown as incurring an expected cost of $124,400 for lease costs in 2014, the Florida portfolio is expected to incur $26,639 of leasing and turnover costs, and the Memphis portfolio is expected to incur $36,031 for these costs.

Ms. Jennifer Gowetski
September 4, 2014

Thus, these costs have been included as rental expenses in the pro forma tables for the periods ending June 30, 2014 and December 31, 2014. The Company believes that these estimates will represent the Company’s future leasing and turnover costs as presented in our available cash flow presentations.

Historical and Pro Form Financial Information, page 47

17.	Please revise to disclose the number of shares issued on a historical basis and on a pro forma basis.

Response:

The Company advises the Staff that it has updated the historical and pro forma financial information to include the period ended June 30, 2014 and has additionally incorporated the information in its Form 10-Q for the period ended June 30, 2014. In response to the Staff’s comment, the Company has revised the historical and pro forma information to disclose the number of shares issued as of June 30, 2014. Please refer to page 49 of Amendment No. 1. No additional shares have been issued since June 30, 2014. The Company intends to complete a reverse stock split prior to the effectiveness of the Registration Statement and will accordingly update its disclosures regarding outstanding shares and shares to be issued in this offering in a subsequent amendment.

18.	As it appears this offering is subject to a firm commitment from your underwriters, please revise to include a pro forma adjustment for this offering.

Response:

In response to the Staff’s comment, the Company has revised to include the expected net proceeds of this offering in its pro forma adjustments to the June 30, 2014 balance sheet. The expected number of shares to be issued will be determined once final pricing parameters are determined and will be reflected in a subsequent amendment to the Registration Statement.

19.	Please revise to include a pro forma consolidated statement of operations for the quarter ended March 31, 2014. Please refer to Rule 8-05 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to provide updated financial information for the period ending June 30, 2014 and to include a pro forma consolidated statement of operations for the six months ended June 30, 2014 as required by Rule 8-05 of Regulation S-X. Please refer to pages 50-51 of Amendment No. 1. In addition, the Company has revised the pro forma disclosures for the year ended December 31, 2013 to include information for the Florida and Tennessee homes purchased during July 2014 as described in footnotes (d) and (e). Please refer to page 50 of Amendment No. 1.

Ms. Jennifer Gowetski
September 4, 2014

20.	Please revise footnotes (b) and (c) to show how you calculated the amounts included in the adjustments.

Response:

In response to the Staff’s comment, the Company has revised footnotes (b) and (c) to show how the amounts included in the adjustments were calculated. Please refer to pages 50-51 of Amendment No. 1.

Capitalization, page 51

21.	Please revise your capitalization table to include a separate column for the pro forma effects of share sales subsequent to March 31, 2014. This column should be presented between Historical and As Adjusted.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes the addition of a pro forma column to the capitalization table is no longer necessary in light of the recent completion of the Company’s second fiscal quarter. The Company has revised the capitalization table to reflect historical data as of June 30, 2014. Please refer to page 52 of Amendment No. 1. Accordingly, this financial information does take into account the share sales that occurred during the Company’s second fiscal quarter. The Company respectfully advises the Staff that as of the date of Amendment No. 1, no share sales have occurred subsequent to June 30, 2014.

Dilution, page 52

22.	Please revise your dilution table to include a separate line item for your net tangible book value for the pro forma effects of share sales subsequent to March 31, 2014.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes the addition of a separate line item for net tangible book value for the pro forma effects of share sales subsequent to March 31, 2014 is no longer necessary in light of the recent completion of the Company’s second fiscal quarter. The Company has revised the dilution table to reflect a presentation as of June 30, 2014. Please refer to page 53 of Amendment No. 1. Accordingly, this disclosure does take into account the share sales that occurred during the Company’s second fiscal quarter. The Company respectfully advises the Staff that as of the date of Amendment No. 1, no share sales have occurred subsequent to June 30, 2014.

Ms. Jennifer Gowetski
September 4, 2014

Management’s Discussion and Analysis of Financial Condition …, page 53

Results of Operations, page 55

23.	We note your disclosure in this section that the performance of your portfolio will be impacted by turnover rates. Please tell us whether management considers the turnover rate on your portfolio to be a key performance indicator. Please tell us what consideration you have to disclosing turnover rates on the current portfolio in recent reporting periods.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it does consider that the future turnover rate of its portfolio will affect its results of operations. The Company also advises the Staff that due to the fact that the Company made its first significant acquisition of homes in October 2013, the Company has not yet experienced a complete annual cycle relating to turnover statistics. Thus, since almost all of the Company’s homes have been owned for less than one year, the historical statistics are incomplete at this point. However, management initially estimated that approximately 30% of the Company’s inventory would turn over each year. The Company’s operating history to date supports this estimate. Once the Company has developed a more complete annual history with respect to its operation of the acquired homes, it intends to disclose those applicable rates in its financial filings.

Liquidity and Capital Resources, page 56

24.	We note your disclosure on page 4 which indicates that you intend to develop a proprietary cloud-based management information system. You also state that you have invested considerable time and resources in the evaluation and development of these systems. Please clarify how much you have spent so far on this project, tell us where the costs are recorded in your financial statements, and disclose the status of this project including your expectations of costs in the future.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that its investment in analyzing information systems to date has primarily consisted of personnel time and effort as opposed to direct capital costs. After further analysis of the current market management systems available and per recommendations from the Company’s outside property managers, the Company has determined that it will utilize third-party information systems that are currently available and utilized by its outside property managers. The Company believes that this process would be more efficient and cost-effective for the Company. The Company intends to evaluate other available systems and explore the possibility to develop its own system as the Company’s portfolio grows.

Ms. Jennifer Gowetski
September 4, 2014

Accordingly, the Company has revised the Registration Statement to reflect the updated plans. Please refer to pages 4, 89 and 97 of Amendment No. 1. Due to the utilization of these currently available systems, the Company does not expect to incur significant software development costs in the upcoming year and thus this will not have a significant impact on the Company’s future liquidity.

Our Business Activities and Operations, page 78

25.	We note your table presenting summary statistics of your total portfolio of single-family homes as of March 31, 2014. Please revise your disclosure here and on page 5 to provide the same summary statistics for the single-family homes that you have owned for at least 180 days.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose summary statistics for its total portfolio of single-family homes together with parallel disclosure for single-family homes the Company has owned for at least 180 days. Please refer to pages 5-6 and 90-91 of Amendment No. 1.

26.	Please revise your table presenting summary statistics of your single-family homes on pages 5 and 79 to include the average monthly rent per leased home and clarify how this is calculated. Please also revise to clarify the impact of rent concessions on the rent amounts and advise us of the extent to which you currently utilize rent concessions, as well as your expectations for the future.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the average monthly rent per leased home in the tables presenting summary statistics of its single-family homes. The Company has also revised such tables to include footnote (2) disclosing how the Company calculated the average monthly rent per leased home. In response to the Staff’s comment, the Company has also included in footnote (2) to the tables presenting summary statistics of its single-family homes a clarification of the impact of rent concessions on the rent amounts disclosed, the extent to which the Company currently utilizes rent concessions, and the Company’s expectations for the future. Please refer to pages 5-6 and 90-91 of Amendment No. 1.

Ms. Jennifer Gowetski
September 4, 2014

27.	Please revise your table presenting summary statistics of your single-family homes on pages 5 and 79 to clarify if the average investment per home includes transaction costs and quantify the costs.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose that the average investment per home included in the tables presenting summary statistics of its single-family homes does include transaction costs. The Company has also added a separate column breaking out the average transaction costs per home in each Metropolitan Statistical Area. Please refer to pages 5-6 and 90-91 of Amendment No. 1.

28.	We note the average age of your single-family homes. Please revise to provide the age of your homes by decade or advise.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the age of its homes by decade in the tables presenting summary statistics of its single-family homes. Please refer to pages 5-6 and 90-91 of Amendment No. 1.

29.	We note your disclosure throughout the document that your strategy involves acquiring portfolios of stabilized or leased single-family homes. Please indicate the extent to which your portfolio includes properties that had in-place leases upon acquisition versus properties that were vacant upon acquisition. In addition, please disclose the average months remaining on your one year leases.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the average months remaining on its one-year leases in the tables presenting summary statistics of its single-family homes. The Company has also added footnote (3) discussing the extent to which its portfolio includes properties that had in-place leases upon acquisition versus properties that were vacant upon acquisition. Please refer to pages 5-6 and 90-91 of Amendment No. 1.

Ms. Jennifer Gowetski
September 4, 2014

Property Management, page 85

30.	We note that you generally outsource your property management functions to the existing property managers that are in place when you acquire a portfolio of assets. Please revise to breakout the number of properties that are managed by third parties, including clarifying whether all acquired properties in the same area are managed by the same third party manager. In addition, please revise to describe the material terms of these third party management agreements.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to provide a breakout of the number of properties that are managed by third parties and have clarified whether all acquired properties in the same area are managed by the same third party manager. Additionally, the Company has revised the Registration Statement to describe the material terms of the third party management agreements. Please refer to page 96 of Amendment No. 1.

Management, page 91

31.	Please revise to provide the disclosure required by Item 401(f) of Regulation S-K or advise.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to provide the requested disclosure. Please refer to pages 106-107 of Amendment No. 1.

Certain Relationships and Related Party Transactions, page 103

32.	We note that you do not appear to have included any disclosure under this heading with respect to how your insiders acquired their shares. We further note your disclosure on page 101 that Xiaofan Bai owns 89.6% of your outstanding common stock and that Chad Carpenter owns 8.6%. Please revise to disclose or advise.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes disclosure under this heading with respect to how its insiders acquired their shares is not required under Item 23 to Form S-11 and Item 404 of Regulation S-K referenced therein.

Ms. Jennifer Gowetski
September 4, 2014

Subparagraph 7(c) of the Instructions to Item 404(a) of Regulation S-K provides that disclosure need not be provided pursuant to Item 404(a) if “[t]he interest of the related person arises solely from the ownership of a class of equity securities of the registrant and all holders of that class of equity securities of the registrant received the same benefit on a pro rata basis.” All of the shares of our common stock and our convertible securities acquired by our insiders to date have been acquired pursuant to private placement transactions in which other non-insider investors participated, negotiated arms’ length transactions or stock awards issued under the Company’s Amended and Restated 2012 Incentive Compensation Plan. The interests of our insiders in the shares they have acquired do not include any additional benefits that other holders of our common stock did not receive on a pro rata basis. Additionally, paragraph 5 of the Instructions to Item 404(a) of Regulation S-K provides that disclosure of (i) an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction and (ii) compensation to a director need to be provided pursuant to Item 404(a) if the compensation is reported pursuant to Item 402 of Regulation S-K.

The Company respectfully advises the Staff that it has included disclosure with respect to how its insiders acquired their shares in Amendment No. 1. Please refer to the Management section, the Principal Stockholders section and Item 33 (Recent Sales of Unregistered Securities) in Part II of the Registration Statement, for a description of these transactions.

Underwriting, page 146

Other Relationships, page 148

33.	Please confirm to us that you and your affiliates have not had a prior relationship with Maxim Group LLC, or revise to disclose.

Response:

In response to the Staff’s comment, the Company hereby confirms that it and its affiliates have not had any prior relationship with Maxim Group LLC.

Financial Statements

Property Acquisitions, page F-10

34.	Please revise your filing to disclose how you account for acquisition costs. Also, clarify if you account for the purchase of a portfolio of homes as one business combination. If so, please tell us how many vacant properties were included in each portfolio acquisition you made in the periods presented.

Ms. Jennifer Gowetski
September 4, 2014

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose how acquisition costs are accounted for and to clarify the accounting for the purchase of each portfolio of homes as a separate business combination. Please refer to pages F-10 and F-22 – F-23 of Amendment No. 1 in the subsection “Property Acquisitions.” For the acquisition made on January 10, 2013, all nine homes were occupied and none were vacant at the time of purchase. For the acquisition made on October 31, 2013, all 150 homes were occupied none were vacant at the time of purchase.

35.	Please tell us how management determined that the value of acquired in-place lease intangibles (i.e. lease-up costs) is insignificant.

Response:

In response to the Staff’s comment, the Company advises the Staff that when allocating purchase price, the due diligence performed by the Company indicated that the purchase price of the homes was less than the indicated for-sale market price of a home to end-users. Thus, the Company’s data indicated that the market was not placing a value on an in-place lease. In fact, in the single-family home marketplace, often the in-place lease is not seen as having resale value due to the number of purchasers who prefer to live in the home. Thus, the Company allocated its purchase price, including closing costs, between land and building improvements.

The Company further advises the Staff that when evaluating leasing costs, the sellers have not utilized lease concessions in leasing their properties. They have not had to grant free lease periods or similar inducements. Thus, the only leasing cost is the leasing fee which ranges from ½ to one month’s rent charge. The Company’s monthly rents average approximately $975. The average remaining lease term on the homes purchased was approximately 7-9 months. Accordingly, any amount that would possibly be capitalized as lease costs was determined to be immaterial based on the respective fair market values of the land and property at acquisition and the Company’s corresponding purchase price.

36.	Please tell us how you determined it was appropriate to depreciate land over a useful life of 27.5 years.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to accurately reflect that land is not being depreciated. Please refer to the subsection titled Land, Buildings and Improvements on page F-10 of Amendment No. 1.

Ms. Jennifer Gowetski
September 4, 2014

Part II. Information Not Required in Prospectus

Item 33. Recent Sales of Unregistered Securities, page II-1

37.	We note your disclosure on page II-11 that you issued convertible promissory notes to certain accredited investors, shareholders and officers. To the extent any of the accredited investors to which you reference under this heading are insiders, please revise your disclosure to name these individuals.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to name the individuals who are insiders. Please refer to pages II-1 to II-2 of Amendment No. 1.

Exhibit Index

38.	Please file all required exhibits as promptly as possible. If you are not in a position to filed your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note that the exhibit index includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response:

The Company will file all required exhibits as promptly as possible. In addition, attached herewith as Annex A and Annex B are draft copies of the legal and tax opinions, respectively, for the review of the Staff. Please note that Exhibits 10.1, 10.4, 10.5, 10.9, and 10.10, respectively, are forms of the convertible notes and warrants that the Company issued in its various convertible note financings in which multiple investors participated and reflect the final execution versions of such documents that all of the investors received, and Exhibit 10.23 is the form of indemnification agreement that the Company entered into with each of its officers and directors. The Company does not intend on filing separate, executed copies of each of these agreements as the documents are substantially identical in all material respects except as to the parties thereto and certain other details, which information has all been previously reported in prior filings, and doing does not seem to provide any additional useful information. If the Staff disagrees and would like the Company to file all of these documents as executed with each of the other parties with the Registration Statement, please advise.

Ms. Jennifer Gowetski
September 4, 2014

39.	Please have your auditors revise their consent to reference the financial statements as of December 31, 2012 in addition to as of December 31, 2013.

Response:

In response to the Staff’s comment, the Consent of Independent Registered Public Accounting Firm has been revised to reference the financial statements as of December 31, 2012. Please refer to Exhibit 23.1 to Amendment No. 1.

***

If you should have any questions about this letter or require any further information, please contact me at (949) 732-6538.

Sincerely,

/s/ Chris Y. Chen

Chris Y. Chen, Esq.

cc:	Chad M. Carpenter, Reven Housing REIT, Inc.

Joseph A. Herz, Esq., Greenberg Traurig, LLP

Ms. Jennifer Gowetski
September 4, 2014

Annex A

Draft Opinion of Venable LLP (Exhibit 5.1)

[LETTERHEAD OF VENABLE LLP]

DRAFT

______________, 2014

Reven Housing REIT, Inc.

7911 Herschel Avenue, Suite 201

La Jolla, California 92037

Re:	Registration Statement on Form S-11 (File No. 333-196282)

Ladies and Gentlemen:

We have served as Maryland counsel to Reven Housing REIT, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law relating to the registration by the Company of up to ___________ shares (the “Shares”) of common stock, $0.001 par value per share, of the Company (including up to __________ Shares which the underwriters in the initial public offering have the option to purchase), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1.                  The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2.                  The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

Ms. Jennifer Gowetski
September 4, 2014

3.                  The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.                  A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5.                  Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, the authorization of the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6.                  A certificate executed by an officer of the Company, dated as of the date hereof; and

7.                  Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.                  Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.                  Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.                  Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.                  All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.                  The Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VII of the Charter.

Ms. Jennifer Gowetski
September 4, 2014

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.                  The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.                  The issuance of the Shares has been duly authorized and, when issued and delivered by the Company in accordance with the Resolutions (and any other resolutions adopted by the Board with respect thereto) and the Registration Statement against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

Ms. Jennifer Gowetski
September 4, 2014

Annex B

Draft Opinion of Greenberg Traurig, LLP (Exhibit 8.1)

[______], 2014

Reven Housing REIT, Inc.

7911 Herschel Avenue, Suite 201

La Jolla, California 92037

Re:	Certain U.S. Federal Income Tax Matters

Ladies and Gentlemen:

You have requested our opinion in connection with the registration and sale of up to $28,750,000 of common stock of Reven Housing REIT, Inc., a Maryland corporation (the “Company”), pursuant to the Registration Statement on Form S-11 (Registration No. 333-196282) filed with the Securities and Exchange Commission as amended through the date hereof (the “Registration Statement”). All capitalized terms used but not otherwise defined herein shall have the respective meanings given them in the Registration Statement. In rendering our opinion, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for such opinion, including the following: (1) the Registration Statement (including all exhibits thereto), (2) the Articles of Incorporation of the Company, together with all amendments thereto (the “Charter”), (3) certain written representations of the Company, contained in a letter to us dated on or about the date hereof (the “Representation Letter”), and statements made by independent public accountants of the Company, and (4) such other documents or information as we have deemed necessary to render the opinion set forth in this letter. In our review, we have assumed with your consent that any documents listed above which we reviewed in proposed form have been or will be duly executed without material changes from the documents reviewed by us, all of the representations and statements of fact set forth in such documents are true, accurate and complete, and all of the obligations imposed by any such documents on the parties thereto, including obligations imposed under the Charter, have been and will continue to be performed or satisfied in accordance with their terms. We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

Ms. Jennifer Gowetski
September 4, 2014

We have not made an independent investigation or audit of the facts set forth in the above referenced documents or statements, including, without limitation, factual matters contained in the Representation Letter and in the Registration Statement. We have consequently assumed with your consent (i) the accuracy of the representations as to factual matters contained in the Representation Letter; (ii) that any representation or statement on which we are relying is true without regard to any qualification as to knowledge, belief, intent or materiality; (iii) that the information presented in all documents or otherwise furnished to us is accurate and complete in all material respects; and (iv) that from and after the date hereof, the Company will continue to operate in a manner which meets the applicable asset composition, source of income, shareholder diversification, distribution and other requirements of the Internal Revenue Code of 1986, as amended (the “Code”) as necessary to qualify, and remain qualified, as a real estate investment trust within the meaning of the Code (a “REIT”).

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, including those set forth below, we are of the opinion that:

1.                  Beginning with its taxable year ending December 31, 2014, the Company is organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company’s proposed method of operation will enable it to meet the requirements for qualification as a REIT under the Code.

2.                  All statements of law and legal conclusions, but not statements of fact, contained in the Registration Statement under the heading “Material Federal Income Tax Considerations” are correct in all material respects.

No assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT under the Code. The Company’s ability to achieve and maintain qualification as a REIT depends upon its ability to satisfy certain diversity of stock ownership requirements and, through actual ongoing operating results, certain requirements under the Code regarding the nature of its gross income and assets, distribution levels and certain other requirements of the Code and Treasury Regulations. No assurance can be given that the actual ownership of the Company’s stock and its actual operating results and distributions for any taxable year will satisfy the tests necessary to achieve and maintain its status as a REIT.

The opinions expressed herein are based upon the Code, the Treasury Regulations promulgated thereunder (including temporary and proposed regulations) and existing administrative and judicial interpretations thereof (including private letter rulings issued by the Internal Revenue Service (the “IRS”), which are not binding on the IRS except with respect to a taxpayer receiving such a ruling), all as they exist at the date of this letter. All of the foregoing statutes, regulations and interpretations are subject to change, in some circumstances with retroactive effect. Any changes to the foregoing authorities might result in modifications of our opinions contained herein. This opinion is rendered as of the date hereof, and we disclaim any obligation to advise you of any change in any of the foregoing sources of law or subsequent developments in law or changes in facts or circumstances which might affect any matters or the opinion set forth herein. Our opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a position contrary to our opinion or that a court will not sustain such a position if asserted by the IRS.

Ms. Jennifer Gowetski
September 4, 2014

The foregoing opinion is limited to the specific matters covered thereby and should not be interpreted to imply that the undersigned has offered its opinion on any other matter. Except as set forth herein, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the transactions described in the Registration Statement, any transaction related thereto, or any investment in the Company.

This opinion has been prepared for you in connection with the filing of the Registration Statement. We hereby consent to the use and filing of this opinion letter as Exhibit [_] to the Registration Statement and to the use of the name of the firm under the captions “Material Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement. In giving this consent, however, we do not admit thereby that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,